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                           Filed by USA Networks, Inc.
                        Pursuant to Rule 165 and Rule 425
                         Under the Securities Act of 1933
                          Subject Company: Expedia, Inc.
                          Commission File No. 000-27429


Slide 1

(logo): USA Networks, Inc.




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Slide 2: Important

This presentation contains forward looking statements relating to possible or assumed future results of USAi. It reflects the current views of USAi with respect to future events, and is subject to risks that could cause future results to materially differ. These risks are described in USAi's Securities and Exchange Commission filings. Information contained herein about entities other than USAi has been obtained from sources believed to be reliable, but no independent verification has been made and no representation is made as to its accuracy or completeness. Any statements non-factual in nature constitute current opinions, which are subject to change without notice. The forward looking statements and opinions in this presentation are made as of the date of this presentation, and USAi undertakes no obligation to update or revise them for any reason. These statements do not include the potential impact of any mergers, acquisitions or other business combinations that may be completed in the future other than previously announced pending acquisitions. This presentation reflects estimates that USAi is comfortable releasing to analysts and the public as of the date hereof.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 3

(logo): USA Networks, Inc.





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Slide 4: Entertainment + Information + Direct Selling

Entertainment Group: (logos) USA Networks, SCI FI, Trio, NWI, Crime, USA Films, Studios USA

Interactive Group:

Electronic Retailing: (logos) Home Shopping Network, America's Store, Home Shopping Espanol, Home Shopping Europe, Shop Channel, TVSN, HSN.com

Information & Services: (logos) Ticketmaster, Citysearch.com, Match.com, Hotel Reservations Network, Styleclick, USA ECS, Precision Response Corporation, Expedia.com (transaction pending)

Pro forma for pending Expedia transaction which has not yet closed, but which is expected to close by the end of 2001. Includes some companies majority or partially owned by USA.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 5: Unique Business Mix
USA: 2/3rd Transactions

(pie chart. largest to smallest slices):

Electronic Retailing, Advertising, Services, Ticketing, Production & Films, Subscriptions, Hotel Reservations, Personals

Revenue mix for Q3 2001.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 6: Revenue Through the Screen
Television and Internet Consumer-related Revenues (U.S.)

(pie charts):
1995 Revenue = $47 Billion
Advertising = 80%, Transactions = 11%, Subscriptions = 9%
2000 Revenue = $134 Billion
Advertising = 45%, Transactions = 39%, Subscriptions = 16%
2005 Revenue = $275 Billion
Advertising = 25%, Transactions = 61%, Subscriptions = 15%

Compiled estimates per MSDW, Jupiter, Shop.org, McCann Erickson, Zenith Media, Paul Kagan, Prudential, Furman Selz, PaineWebber, SSB, and Forrester.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 7: Interactive Strategy = Huge Value


Prepared 11/9/01.  Read important disclaimer(s).



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Slide 8: Current Market Valuation

($ and shares in millions)

USA Commerce Companies = 13%

Shares Outstanding* = 792

Current Price = 20
Equity Value = $15,840
Plus: Convertible Preferred* = 660                         EBITDA Multiple
Less: Net Cash* = (600)                                  2002            2003
                                                        ---------------------
Enterprise Value = $15,900                              15.0x           11.6x
Less: Est. Value of Other Assets = (2,500)
Adjusted Enterprise Value = $13,400                     12.1x           9.9x

* Pro Forma

Other assets include HSN International, PRC, ECS, Styleclick, Citysearch, USA Films, TRIO, NWI, and Crime.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 9: Historical Stock Performance

(graphic) line chart comparing stock performances of USAI, S&P 500, Nasdaq, DJIA and Diversified Entertainment
January 1995 through July 2001

Source:  MSN Moneycentral.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 10: 2000 Highs: And Then?

Dotcom Collapse
Advertising Slump
Overall Weak Economy
Credit Crunch
September 11th

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 11: Dotcom Collapse
USA: 5 Profitable Internet Companies

Estimated 2002 EBITDA ($ in millions)

(graphic) bar chart
eBay - $368
USA - $250
TMP Inter. - $182
iQVC - $123
Amazon - $93
Yahoo - $69
Travelocity - $41
1800Flowers - $25
Priceline - $12
Homestore - $10
CNET - ($19)
Terra-Lycos - ($75)

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 12: Advertising Slump
USA: Only 14% Advertising

(graphic) pie chart

Transactions - 66%
Subscriptions & Production Fees - 20%
Advertising - 14%

Revenue mix for Q3 2001.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 13: Weak Economy
USA: Counter-Cyclical in Nature

(logo) HSN: Low cost, "impulse" items

(logo) Ticketmaster: Sports and entertainment access

(logos) USA Network, SCI FI Channel - Subscription revenues locked in

(logos) Expedia (transaction pending), Hotel Reservations Network - Online travel: Discounting & packaging

(logo) USA ECS - Direct marketing and CRM

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 14: Credit Crunch
USA: $600 Million in YE Net Cash

(graphic) bar chart

Current = $420 million
+ To Come = approximately $200 million
= approximately Year End = $600 million

Does not include convertible preferred issuable in pending Expedia transaction.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 15: September 11th
Hopefully, Short-Term Effects

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 16
Intrinsic Value

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 17: USA Entertainment

Comparable Deal                                     2001E Multiple
Fox Family                                          35x
BET                                                 22x
Rainbow (MGM)                                       27x
Golf Channel (Comcast)                              25x
Weighted Average                                    29x

(logos) USA Network, SCI FI Channel, Studios USA

Source:  ABN AMRO (8/7/01).

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 18: USA Electronic Retailing

                                                    2002E          2003E
QVC EBITDA Multiple                                 16.5x          14.6x
HSN EBITDA (US)                                     $285 mm        $350 mm
Implied Value of HSN                                $4.5 Bn        $5.1 Bn

(logos) Home Shopping Network, America's Store, HSN.com

QVC implied multiples based on average of various analyst research estimates, including Morgan Stanley, CS First Boston, Salomon Smith Barney, Deutsche Bank Alex Brown and ABN AMRO.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 19: USA Publicly-Traded Assets

($ in Billions)
                                          USA's Share           100%

TMCS                                      $1.4                  $2.1
Expedia (Transaction Pending)              1.2                   1.9
HRN                                        1.3                   1.9
Total                                     $3.9 Billion          $5.8 Bn

(logos) Ticketmaster, Expedia (transaction pending), Hotel Reservations Network

Public market values as of 11/8/01. Reflects maximum participation by Expedia shareholders in pending transaction for illustrative purposes.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 20: Other Assets
Estimated Value = $2.5 Billion


(logos) Trio, NWI, Crime, Home Shopping Europe, Home Shopping Espanol, Styleclick, USA Films, USA ECS, Citysearch.com, Precision Response Corporation, Shop Channel, TVSN


Source: Various analyst estimates, including Morgan Stanley, A.G. Edwards and UBS Warburg.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 21: Synergy Value

(logos) Expedia (transaction pending) and Hotel Reservations Network (graphic) arrow pointing to:

(logo) Ticketmaster - (graphic) arrow pointing to:

(logo) Citysearch.com - (graphic) arrow pointing to:

(logo) Match.com - (graphic) arrow pointing back to Expedia and HRN logos

In center of circle: (logo) USA ECS - Database: 65 Million

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 22: Synergy Value

2002 Attributable EBITDA of Publicly-Traded Assets:

Ticketing                                           $85 mm
Match                                               14 mm
HRN                                                 60 mm
Expedia (transaction pending)                       41 mm
Total                                               $200 mm
@ Ebay's 2002 EBITDA Multiple                       40x
= Implied Attrib. Value of USA's
  Publicly-Traded Assets                            $8 Bn
@ 20% Discount                                      $6 Bn
Less: Market Value of USA's
  Publicly-Traded Assets                            ($4 Bn)
= Implied Synergy Value                             $2 Billion

USA estimates based on budget dated 10/24/01. Reflects maximum participation by Expedia shareholders in pending transaction for illustrative purposes.

Source for Ebay multiple: public market values dated 11/8/01 and Goldman Sachs research dated 10/24/01.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 23
Total Intrinsic Value

Expedia transaction pending.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 24
Greater Upside:
Interactivity
Direct Marketing

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 25: Leading in Interactivity
USA's Share of Transactions Through the Screen

(graphic) bar chart
Today = 9%
Goal = 20% - 25%

Compiled estimates per MSDW, Jupiter, Shop.org, McCann Erickson, Zenith Media, Paul Kagan, Prudential, Furman Selz, PaineWebber, SSB, and Forrester.

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 26: Interactivity - Customers

                          Current                                  2002E
                           Users                   Gross Value     Revenue       EBITDA
eBay                 38mm Registered Users          $12.3 Bn       $1.0 Bn      $368 mm
AOL (ISP)            31mm ISP Subscribers           $10.4 Bn       $10.4 Bn     $3.8 Bn
Amazon               23 mm Active Customers         $3.2 Bn        $3.2 Bn      $93 mm
USA                  20 mm Active Customers         $7.5 Bn        $3.2 Bn      $510 mm
QVC (US)             7 mm Active Customers          $3.7 Bn        $3.7 Bn      $782 mm

(logos) Home Shopping Network, Expedia (transaction pending), Match.com, HSN.com, Ticketmaster.com, Hotel Reservations Network

USA Interactive Commerce companies include HSN (US), Hotel Reservations Network. Ticketmaster.com, Match.com and Expedia (transaction pending). Source for other company estimates include various published analyst and company information.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 27: Interactive Commerce = $52 Billion

(graphic) pie chart. largest to smallest slices: Travel, Computers /Software / Electronics, TV Electronic Retailing and Infomercials, Auctions / Collectibles, Mass Merchandise / Apparel / Other, Music / Video / Books, Flowers / Cards, Home / Office, Auto, Event Tickets, Food / Beverage, Personals

2000 Market data. Source: Shop.org (5/01), Jupiter (10/01) and Match.com estimates.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 28: PC / Electronics = $10 Billion

(graphic) pie chart with Dell / Compaq / HP and Other Manufacturers and
Retailers

2000 Market data. Source: Shop.org (5/01), Jupiter (10/01) and Match.com estimates.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 29: Market Opportunity = $43 Billion

(graphic) pie chart. largest to smallest slices:

Travel, TV Electronic Retailing and Infomercials, Auctions / Collectibles, Mass Merchandise / Apparel / Other, Music / Video / Books, Flowers / Cards, Home / Office, Auto, Event Tickets, Food / Beverage, Personals

2000 Market data. Source: Shop.org (5/01), Jupiter (10/01) and Match.com estimates.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 30: Future Opportunity
Interactive Commerce Non-PC / Electronics

(graphic) pie chart - 2000 = $43 Billion
USA - 10%
Ebay, QVC, Amazon, Travelocity, Priceline, TMP Inter., Others

(graphic) pie chart - 2005 = $140 Billion
USA - 25% Goal
Ebay, QVC, Amazon, Travelocity, Orbitz, Priceline, TMP Inter., Others

Source: Shop.org (5/01), Jupiter (10/01 and 4/00) and Match.com and other internal estimates.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 31
Greater Upside:
Interactivity
Direct Marketing

Prepared 11/9/01.  Read important disclaimer(s).


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Slide 32: Multichannel Database

65 Million
- Travel
- Short Shopping
- Electronic Retailing
- Online Commerce
- Personals
- Reservations
- Ticketing
- Local Information & Services

Source:  ECS.

Prepared 11/9/01.  Read important disclaimer(s).

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Slide 33
(logo): USA Networks, Inc.

Focused on the new convergence of entertainment, information, and direct selling.


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Slide 34
(logo): USA Networks, Inc.

A Nasdaq 100 and Fortune 500 Company.


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Slide 35: Important

USA Networks, Inc. ("USA") and Expedia, Inc. ("Expedia") have filed a preliminary joint prospectus/proxy statement and will file other relevant documents concerning USA's acquisition of Expedia with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE JOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, or Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, WA 98005, Attention: Investor Relations.

Prepared 11/9/01.  Read important disclaimer(s).